10/2

02055107

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Formation Capital Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

FILE NO. 82- 2783 FISCAL YEAR 2/28/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 10/2/02

Formation

Annual Report 2002

Table of Contents

Formation

(Note: All dollar amounts quoted in this report are in Canadian currency unless otherwise noted.)

FORMATION CAPITAL CORPORATION
Report to Shareholders

The tumultuous world events of fiscal 2002 helped demonstrate the only constant in life is change. Formation was no exception. It has weathered the storm and emerged as an organization ever closer to realizing its goal of becoming America's sole integrated cobalt miner and chemical refiner.

In an economic climate shrouded with a sense of eroded security and growing distrust of Corporate America, Formation's achievements continued to exemplify the viability of its assets, the commitment of its people, and the dedication of its shareholders. Despite predominately weak venture capital markets, throughout fiscal 2002 the Company raised over $2.975 million, made significant advances in the permitting of the Idaho Cobalt Project (the "ICP"), received an independent engineering report on the ICP that showed a dramatic improvement in the economics of the project, and entered into an option to purchase agreement for a refinery that, upon retro-fitting, will be ideally suited to process ICP concentrate.

Early in the first quarter, the U.S Department of Agriculture Forest Service ("USFS") decided to proceed with the preparation of an Environmental Impact Statement ("EIS"), essentially the core document required for the granting of a mine permit. The USFS selected Hydrometrics, Inc., a Helena, MT, based consulting firm to conduct the study. Hydrometrics, Inc. and its ICP EIS team provided a multidisciplinary team of engineers, hydrologists and environmental scientists to conduct baseline studies and prepare permits and impact documents for the project. Although late in the third quarter, after approximately one third of the EIS had been completed, there was a delay in the process due to a setback in funding and an unrelated Hydrometrics restructuring. The preparation of the EIS is currently progressing well with the possibility of a mine permit in hand as early as the first quarter of fiscal 2003.

The first quarter also witnessed the successful closing of a $1.2 million private placement with the issuance of 3,115,000 units at $0.40 per unit, with each unit carrying a $0.50 two year half warrant. Proceeds from this financing were used to continue the development of the ICP.

Towards the end of the quarter, the Company, working with the USFS held an Idaho Joint Review Process ("JRP") meeting in Salmon, Idaho regarding the permitting of the Company's ICP. Agencies attending the meeting included the Idaho Department of Environmental Quality, U.S. Environmental Protection Agency, the U.S. Fish and Wildlife Service, and the U.S. Forest Service. The Idaho JRP is a process that was initiated to facilitate and coordinate the permitting of mining operations in Idaho, with the intention of cutting through red tape and expediting the process. The JRP meeting was considered very successful with numerous compliments from the agencies on the quality and thoroughness of the Company's presentation and the merits of the project.

Arguably one of the most significant events of the fiscal year was the receipt of Mine Development Associates' (MDA's) independent update report on the reserves and economics of the ICP announced June 4, 2001. The heart of the success of the project, and ultimately the success of the Company, lie in the economics of its core asset. The advantages of a clean, high grade deposit, coupled with the processing of its concentrate at a Company owned facility, result in robust economics for the project, placing the Company in an advantageous position as a future low cost producer of cobalt and cobalt chemicals. The diluted Proven and Probable Reserves using a US$65 NSR cut-off now stand at 1,093,188 tons grading 0.641% cobalt, 0.49% copper and 0.017 opt gold. The diluted Proven, Probable Reserves and Inferred Resources now stand at 3,155,280 tons of similar grade. These calculations were based on only two of four known deposits on the property, which together represent only four of the over twenty known target areas on the ICP.

To date, reserves and resources remain open at both the Sunshine and Ram deposits (included in this study). MDA believes that development of additional reserves and resources from the Ram deposit is very likely. Mineralization also remains open at the Ram Hangingwall Zone, East Sunshine and Northfield deposits (not included in this study). In addition, over 20 exploration targets on the property remain to be drill tested.

The revised economics allow for the production of cobalt with positive internal rates of returns with the price of the commodity as low as US$5/lb. Currently, utilizing an 8% discount rate and US$12/lb cobalt, producing chemicals, the Net Present Value of the project is over US$120 million, with an Internal Rate of Return of 67.57%.

The updated MDA report also brought to light several environmental advantages. All tailings will be filtered and de-watered with approximately 50% of mill tailings used as backfill in the mining process and the remaining 50% stored using dry stack methods, resulting in a tailings dam not being required. The total disturbance of the ICP will be less than 200 acres which will be 100% reclaimed to pre-mining use when mining has finished. The operation will not use any hazardous reagents and will not discharge mine or process waters to the environment. These factors are expected to enhance governmental and public acceptance of the project.

The second quarter also realized the closure of one financing and the exercising of stock options grossing the Company $888,300. In June the Company announced the completion of a $507,600 private placement with the issuance of 1,269,000 units at $0.40 per unit, each unit being comprised of one common share and one half share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.50 per share until July 6, 2003. Further funds for the advancement of the Company and the ICP were realized in August through the exercise of 1,410,000 stock options, netting the Company an additional $380,700.

Equally significant to the receipt of MDA's updated economic report on the ICP, the Company executed a Heads of Agreement with Sunshine Precious Metals Inc. in June of 2001 to purchase the Big Creek Hydrometallurgical Beneficiation Complex (the "Refinery") located within 200 miles of the ICP near Kellogg, Idaho. The initial agreement, subsequently executed in August with the signing of a definitive Option and Sale Agreement, established a total consideration purchase price for the Refinery of US$1.6 million in cash if paid by March 31, 2002, and US$2.5 million in cash and shares if paid by June 30, 2003. After having applied US$600,000 in cash payments towards this purchase, Management successfully renegotiated an amendment to the agreement to lower the purchase price from US$2.5 million in cash and shares to US$1.575 million in cash if paid by January 31, 2003. The replacement cost to build such a facility has been estimated at over US$40 million. To date US$675,000 has been paid to Sunshine Precious Metals Company for the Refinery. Formation is currently exercising its option to expedite the acquisition of the Refinery, at a significant discount to the amended total purchase price.



Big Creek Hydrometallurgical Complex

The early settlement of the purchase of the Refinery will allow the for the refining of outside concentrate, silver dore or other feed which would generate cash flow. Discussions with various parties regarding feed for the Refinery have been ongoing, with the intent that cash flow generated from the processing of these materials be used to assist in the funding of the ICP. Early indications are that processing of outside feed and producing cobalt chemicals at the Refinery can be conducted concurrently.

Upon retro-fitting, the 36,000 square foot Refinery will be ideally suited to process cobalt concentrate from the ICP. The facility includes an additional unique 24,000 square foot hydrometallurgical alkaline leach plant, capable of processing a wide variety of materials. The complex also includes a large, fully compliant, permitted, modern tailings facility. Upon the completion of a 100% purchase of the Refinery, another piece of the puzzle will have been put in place to realize the Company's goal of becoming the United States' sole integrated cobalt miner and chemical refiner.

In September the Company announced it was proceeding with a private placement at $0.40 per unit with $400,000 having been received. Each unit was comprised of one share of the Company and one half share purchase warrant, each whole share purchase warrant entitling the holder to acquire one share of the Company for two years at $0.50 per share.

An additional $280,000 was received through the exercise of 700,000 warrants entitling the holders to purchase one common share of the Company at $0.40 per share. Of the remaining 2,400,000 warrants, 210,000 expired on September 12, 2001 prior to being exercised and 2,190,000 warrants in the possession of non-insiders of the Company were made eligible for extension at the same exercise price for an additional three month period to December 12, 2001 and thereafter at a price of $0.60 cents per share until March 12, 2002. Those warrants expired without being exercised.

Throughout the third quarter, permitting efforts on the Company's 100% owned ICP continued to advance. Abundant baseline study data was collected and subsequently submitted to the USFS. This data will be used in the preparation of technical reports that serve as the foundation for the EIS, the core document required for a mine permit.

Concurrent with the preparation of baseline studies the Company participated with the USFS in public meetings, several agency field reviews and conferences and gave presentations to the Salmon Chamber of Commerce, the Challis Chamber of Commerce and the Shoshone-Bannock Indian Tribe. Public scoping meetings are a necessary step in the EIS process whereby the public has an opportunity to ask questions and voice their support or concern over the project. Strong support for the ICP was evidenced by the positive comments provided by the public to the USFS and the Company. Management was very pleased with the reception of the public and their attitudes towards the Company's proposed environmentally conscious, low impact mining operation in their pro multiple use county.

By the end of the fourth quarter, Formation had paid US$600,000 towards the purchase of the Refinery. To assist in funding these payments, an arms length party advanced $800,000 to the Company against two promissory notes, one dated December 14, 2001 the other February 06, 2002 with attached warrants on the latter. These notes were subsequently cancelled as a result of the negotiation of an $800,000 five-year convertible debenture. In addition, the Company negotiated with Clubb Capital Ltd. a $2.5 million private placement of units consisting of 7.5% secured convertible redeemable debentures and warrants. Clubb Capital Ltd. is a London, England based corporate finance company.

Unfortunately, by late February, it became clear the Company and Clubb Capital could not agree on, among other things, the terms of a proposal by Clubb Capital to substantially increase the size of the initial $2.5 million convertible debentures and warrants announced January 24, 2002. Although this setback in financing contributed to a delay in the permitting, it also prompted Management to successfully pursue alternative financing avenues.



Formation Capital Corporation, U.S. Office, Salmon, ID

Perhaps fuelled by the explosion of Corporate America's accounting scandals, the cautious optimism prevalent throughout the resource sector in early 2002 subsequently transformed itself into a general resurgence in confidence in the mining sector. Many investors shifted their dollars from fledgling telecoms to gold and gold resource companies, generating an influx of capital not seen in years. Taking advantage of this rising tide, in March, 2002, the Company announced it was proceeding with a private placement financing of up to 6 million units at $0.25 per unit for gross proceeds of CDN $1.5 million. Each unit was comprised of one share of the Company and one share purchase warrant, each share purchase warrant entitling the holder to acquire one share of the Company for two years at $0.30 per share. By the time the announcement was released, the Company had already secured proceeds of CDN $236,280 on the first tranche sale of 945,120 units. Subsequent to fiscal year end the Company announced in June it had completed the second tranche of the 6 million unit private placement by selling 2 million units at a price of $0.25 per unit for gross proceeds of Cdn$500,000.

As it became clear that the 6 million unit private placement would quickly become oversubscribed, and not wanting to assume the then favourable precious metal markets would persist, the Company applied for and was granted an extension to offer up to 9.5 million units and thereafter up to 19.5 million units. In June the Company announced the further closing of Tranches III and IV of the Company's $0.25 unit private placement for gross proceeds of $2,344,500. In addition, to date the Company has received $1,010,000 towards the purchase of units under the portion of the private placement, which at the time of writing, has yet to close. The issuance of 1,211,675 shares in settlement of $307,677.68 of indebtedness to various trade creditors in June and the additional $3.3 million raised above, has allowed the Company to concentrate on the permitting of the ICP and renegotiate the purchase of the Refinery for early settlement. With these two critical tasks moving forward, the Company is anticipating an exciting and rewarding year to come.

As the Company grows and adapts to ever changing environments, so must its Board of Directors. Commensurate with the ICP advancing toward production, in May of 2002, the Company announced it had appointed Dr. David Stone, an internationally recognized mine backfill and tailings expert, to the Board. He is a mining/geotechnical engineer with over 17 years of experience in underground and surface mining in some 40 projects in 17 countries.

Dr. Stone has provided geotechnical designs for both open pit and underground mines, as well as providing ongoing consulting services to several operating mines. He has participated in due diligence teams and has spearheaded mine scoping and feasibility studies for open pit and underground projects worldwide. His extensive knowledge of current mining methods, mine planning, production scheduling, capital and operating costs, equipment selection, and project cash flow analyses will undoubtedly prove invaluable as the ICP prepares for production.

Dr. Stone's appointment coincided with former board members Lloyd Nilsen and Dennis O'Connell stepping down, to whom we extend our sincere gratitude for their invaluable contributions and past dedication. We wish them well in all their future endeavours.

Close to 5 million shares of the Company changed hands this past fiscal year, resulting in a significant change in the share position of the Company. Over 50% of the issued shares are now in the hands of strong supporters. With the support of its shareholders, the hard work and dedication of its employees and consultants, the Company looks forward to a dynamic fiscal 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

Mari-Ann Green
Chairman & C.E.O.

J. Scott Bending
President

COBALT THE ESSENTIAL ELEMENT

July 12, 2002

The following discussion of the results of operations of the Company for the fiscal years ended February 28, 2002 and February 28, 2001 should be read in conjunction with the financial statements of the Company and notes thereto. There have been no major changes in the accounting policies during the two-year period with the exception of the adoption of the future income taxes policy in accordance with the new accounting recommendations of the CICA. The adoption of this policy had no material effect on the Company's financial statements.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last two completed financial years and the anticipated impact of these historical operations on the future activities of the Company.

Description of Business

The Company is engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties. Currently, the Company holds properties in Manitoba, Saskatchewan, the United States and Mexico. The Company, either directly or through its three subsidiaries, Coronation Mines Limited, Formation Capital Corporation U.S. and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. Resource property acquisition and exploration expenditures to February 28, 2002 are approximately $19.0 million with an additional $1.2 million spent on the option to acquire the Big Creek hydrometallurgical beneficiation plant (the "Refinery"). Expenditures in the Idaho Cobalt Belt, where the Company's Idaho Cobalt Project has reached the permitting and feasibility stages. account for over 80% of all expenditures.

Analysis of Financial Operations

The Company, during the periods under review, through rigorous exploration, economic evaluation and permitting programs, has identified an ore body which warrants commercial development. The Company's main source of funds is from the sale of equity capital. As the Company has not as yet put a property into production, the Company's revenues arise from interest on funds on hand. The Company has accumulated properties predominately in Lemhi County, Idaho, United States, comprised primarily of the Idaho Cobalt Project, Black Pine Property, and the Morning Glory Property. In addition, the Company also has interests in properties in Mexico and Canada. Although Management considers that all properties currently held have potential, the Company has concentrated its efforts over the last two years on the development of the Idaho Cobalt Project.

Results of Operations

The consolidated loss for the year ended February 28, 2002 was $593,050 or $0.02 per share compared with a loss of $550,856 or $0.02 per share in 2001. General and administrative expenses totalled $617,977 which was an increase of 26% from the previous year of $490,486 reflecting a slight increase in most categories including accounting and audit, administration, advertising and promotion, shareholder information and general office expenditures offset by a slightly lower legal and management fees. These net increases account for only 11% of the overall increase and they reflect increased activity with the permitting process and additional staffing along with securing contracts for key personnel. The most significant component of the increase being 57.5% was the additional financings costs incurred relating to the promissory notes with warrants attached.

For the year ended 2001, operations sustained a loss of $99,513 from the write-off of the Coronation Mines' Precipice Lake, Amisk Lake and Comeback/Denare Bay properties. Also written off were small parcels of land in Utah and Mexico as the company consolidated its core holdings and reduced expenditures. These previous years' write offs resulted in core holdings remaining intact for fiscal 2002 and thus no write-offs were required for the current fiscal year. In 2002 the Company recorded a 36% decrease in other income (expense) of $24,927, which was the amount of interest income netted against the write-down of investments as compared to the net effect from 2001, which was $39,143. The decrease was mainly attributed to decreased interest revenue with fewer funds on deposit.

Capital Resources and Liquidity

During the year ended February 28, 2002 the Company closed a private placement which raised $2,153,602 through the issuance of 5,390,000 common shares and warrants generating net proceeds of $1,987,527, raised an additional $280,000 through the exercise of 700,000 warrants and issued 1,425,000 common shares for cash proceeds of $385,500 on the exercise of stock options. This totals $2,819,102 for the year and represents a significant increase from 2001 when the Company raised $1,085,000 through the issuance of 3,100,000 common shares and warrants generating net proceeds of $1,042,094, raised an additional $399,275 through the exercise of 1,051,500 warrants and issued 480,000 common shares for cash proceeds of $112,000 on the exercise of stock options for a total of $1,596,275. The Company also closed additional financings subsequent to year-end in the amount of $3,080,780 for net proceeds of $2,972,905.

Deferred exploration expenditures increased by 111% to a total of $3,335,137 with over 98% spent on the Idaho Cobalt Project compared with a total of $1,582,112 spent in 2001. Expenditures on capital assets were decreased slightly from $111,627 in 2001 to $85,851 in 2002 but consistent with the permitting efforts on the Idaho Cobalt Project, additional equipment required such as hydrological pumping stations, an additional vehicle, updated computers and office equipment. Deferred financing costs in the amount of $137,742 relating to the valuation of the warrants on the promissory notes will be written off over the term on a straight line basis.

After funding operating cash losses, net of working capital charges of $474,555 cash reserves decreased by $354,942 resulting in a cash balance at February 28, 2002 of $37,077. Total assets increased by 25% from the previous year to $18,160,159 and shareholders' equity closed the year at $16,011,718 reflecting the net loss for the year, offset by the private placement financings and common share issuances.

The Company has significantly improved on its working capital deficiency of $2,085,609 at year end with the raising of a gross amount of $3,080,905, the conversion of the promissory notes in the amount of $800,000 to 7.5% secured convertible redeemable debentures with a five year term and the retirement of certain current liabilities in the amount of $307,678 for 1,211,675 common shares. These subsequent developments have allowed the Company to negotiate an early settlement on the purchase of the Refinery.

The Company expects to focus its activities on the Idaho Cobalt Project through the permitting and feasibility stages. As opportunities present themselves, the Company will form joint ventures in order to reduce shareholder risk and conserve working capital.

Outlook

The Company has raised $23.4 million dollars through the sale of securities since its inception. Of this amount, over 80% has been expended directly on property development with an additional $1,185,057 expended on the option to acquire the Refinery. As at February 28, 2002, cash of $37,077 remained on hand, however, with the successful completion of private placement trenches I through IV the Company has an additional $3.0 million to finance administrative and development activities. The Notice of Election to exercise the option to acquire full ownership of the Refinery is a long awaited step, which coincides with the permitting efforts and moves the Company even closer to its goal of being America's sole integrated cobalt miner and chemical refiner. With very limited refinery capacity available in North America for cobalt and other materials, the outlook for processing outside feed appears very promising. Currently, Management is in discussions with various parties regarding the processing of their materials at the Company's Refinery. The raising of additional funds subsequent to fiscal year end has allowed the Company to continue the permitting and development of its Idaho Cobalt Project, as well as renegotiate an early settlement on the purchase of the Refinery at a significant discount. This early settlement of the Refinery purchase could allow the Company to realize cash flow prior to the commencement of the production of cobalt concentrate from its Idaho Cobalt Project, thus offsetting the Company's current reliance on the issuance of equity for the purpose of raising capital.

Events Subsequent to February 28, 2002

Subsequent to February 28, 2002 the Company issued 12,323,120 units for gross proceeds of $3,080,780. Each unit consists of one common share and one-half share purchase warrant, of which $236,280 is reflected in the year end financial statements as subscriptions. One whole warrant entitles the holder to purchase an additional common share at $0.30 per share for a two-year period. The Company paid $107,875 in cash and issued 610,000 share purchase warrants with the same terms and conditions as above for a finders fee.

The Company also closed a private placement of units consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years. A fee comprised of a $60,000 debenture and 519,980 warrants, exercisable on the same terms as the private placement warrants, was paid to Clubb Capital Ltd. Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled.

The Company also issued 1,211,675 common shares for deemed proceeds of $307,678 on the settlement of certain accounts payable. These creditors accepted the shares for debt in recognition of the overall potential of the securities of the Company to realize significant gains verses the securities existing market valuation.

The Company has no source of revenue from operations and its ability to conduct its operations, including the acquisition, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources. Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the Company's accounts. When and if production is attained, these costs will be amortized. Mineral properties and investments are written down when Management determines there is little or no possibility of recovery from such properties or investments. Management reviews annually the carrying value of the Company's interest in each property and, where necessary, the properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon such properties is made.




Mari-Ann Green
Chairman, CEO

J. Paul Farquharson
CFO

COBALT ... THE ESSENTIAL ELEMENT

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management's analysis only as of the date hereof. Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Board of Directors and Shareholders of
Formation Capital Corporation
(An exploration stage company)

We have audited the consolidated balance sheets of Formation Capital Corporation (an exploration stage company) as at February 28, 2002 and February 28, 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended February 28, 2002 and for the period from inception on June 13, 1988 to February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended February 28, 2002 and February 28, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended February 29, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and February 28, 2001 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2002 and for the period from inception on June 13, 1988 to February 28, 2002 in accordance with Canadian generally accepted accounting principles, consistently applied.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
May 24, 2002

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Board of Directors and Shareholders dated May 24, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
May 24, 2002

Deloitte
Touche
Tohmatsu

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
(Canadian dollars)

	February 28, 2002	February 28, 2001
ASSETS		
CURRENT		
Cash and short-term deposits	$ 37,077	$ 392,019
Cash held in trust (Note 2 (d))	-	690,000
Investments (Note 3)	1,641	2,759
Accounts receivable	19,074	18,168
Prepaids	-	6,490
TOTAL CURRENT ASSETS	57,792	1,109,436
RECLAMATION DEPOSITS	-	6,397
OPTION TO PURCHASE BENEFICIATION PLANT (Note 4)	1,185,057	-
MINERAL PROPERTIES (Note 5)	16,481,676	13,146,539
CAPITAL ASSETS (Note 6)	297,892	278,220
DEFERRED FINANCING COST (Note 8)	137,742	-
TOTAL ASSETS	$ 18,160,159	$ 14,540,592
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities (Note 18 (c))	$ 1,327,406	$ 235,360
Current portion of capital lease obligation (Note 7)	7,940	7,134
Promissory notes (Note 8)	808,055	-
TOTAL CURRENT LIABILITIES	2,143,401	242,494
CAPITAL LEASE OBLIGATION (Note 7)	5,040	12,980
TOTAL LIABILITIES	2,148,441	255,474
SHAREHOLDERS' EQUITY		
Share capital (Note 10)		
Authorized		
50,000,000 preferred shares without par value		
100,000,000 common shares without par value		
Issued		
37,766,621 common shares (2001 - 30,251,621 shares)	23,370,471	20,717,444
Subscriptions	236,280	770,000
Additional paid-in capital	277,375	77,032
Deficit, accumulated during exploration stage	(7,872,408)	(7,279,358)
TOTAL SHAREHOLDERS' EQUITY	16,011,718	14,285,118
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,160,159	$ 14,540,592

COMMITMENTS AND CONTINGENCIES (Note 16)

APPROVED BY THE BOARD

Mari-Ann Green, Director

J. Scott Bending, Director

See accompanying Notes to the Consolidated Financial Statements.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations
(Canadian dollars)

	Cumulative from inception on June 13, 1988 to February 28, 2002	For the years ended February 28, 2002	February 28, 2001	February 29, 2000
REVENUE				
Property options and other	$ 199,082	$ -	$ -	$ -
EXPENSES				
Accounting and audit	805,958	112,122	107,560	74,540
Administration	617,945	86,940	75,600	52,500
Advertising and promotion	755,585	55,740	48,429	50,748
Financing costs	172,026	76,823	3,439	2,582
Depreciation	371,503	61,319	45,941	35,756
Foreign exchange	(7,794)	12,837	(8,593)	5,785
Legal fees	417,647	22,603	38,283	27,405
Listing and filing fees	365,545	32,367	29,447	31,556
Management fees	246,164	8,929	28,638	5,656
Office and other	1,501,717	115,239	101,856	92,547
Shareholder information	670,880	33,058	19,886	23,250
	5,917,176	617,977	490,486	402,325
LOSS BEFORE UNDERNOTED ITEMS	(5,718,094)	(617,977)	(490,486)	(402,325)
OTHER INCOME (Note 11)	914,722	24,927	39,143	29,446
WRITE-DOWN OF MINERAL PROPERTIES	(3,103,350)	-	(99,513)	(186,580)
NON-CONTROLLING INTEREST	34,314	-	-	-
NET LOSS FOR THE PERIOD	$ (7,872,408)	$ (593,050)	$ (550,856)	$ (559,459)
Basic and fully diluted loss per share		$ (0.02)	$ (0.02)	$ (0.03)
Weighted average number of shares outstanding		35,525,939	27,927,274	21,006,755

See accompanying Notes to the Consolidated Financial Statements.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian dollars)

From inception on June 13, 1988 to February 28, 2002	Common shares without par value Shares	Amount	Share Subscriptions and Special Warrants	Additional paid-in capital	Deficit accumulated during the exploration stage	Total shareholders' equity
Issuance of common shares for cash	653,687	$ 163,422	$ -	$ -	$ -	$ 163,422
Net loss	-	-	-	-	(78,999)	(78,999)
Balance, February 28, 1989	**653,687**	**163,422**	-	-	**(78,999)**	**84,423**
Issuance of common shares for cash	1,917,184	510,451	-	-	-	510,451
Share issue costs	-	(5,325)	-	-	-	(5,325)
Net loss	-	-	-	-	(148,315)	(148,315)
Balance, February 28, 1990	**2,570,871**	**668,548**	-	-	**(227,314)**	**441,234**
Issuance of common shares for cash	615,934	506,514	-	-	-	506,514
Net loss	-	-	-	-	(175,407)	(175,407)
Balance, February 28, 1991	**3,186,805**	**1,175,062**	-	-	**(402,721)**	**772,341**
Issuance of common shares for cash	254,250	184,597	-	-	-	184,597
Issuance of common shares for mineral property	85,000	85,000	-	-	-	85,000
Net loss	-	-	-	-	(176,247)	(176,247)
Balance, February 29, 1992	**3,526,055**	**1,444,659**	-	-	**(578,968)**	**865,691**
Issuance of common shares for cash	812,375	447,557	-	-	-	447,557
Issuance of common shares for acquisition of subsidiary	451,094	360,875	-	-	-	360,875
Issuance of common shares for mineral property	45,000	39,150	-	-	-	39,150
Net loss	-	-	-	-	(191,160)	(191,160)
Balance, February 28, 1993	**4,834,524**	**2,292,241**	-	-	**(770,128)**	**1,522,113**
Issuance of common shares for cash	2,993,019	2,905,138	-	-	-	2,905,138
Issuance of common shares under consulting agreement	18,000	18,000	-	-	-	18,000
Issuance of common shares for finders fee on private placement	30,000	21,000	-	-	-	21,000
Issuance of common shares for commission on private placement	24,750	47,025	-	-	-	47,025
Issuance of common shares for mineral properties	7,100	22,380	-	-	-	22,380
Share issue costs	-	(38,648)	-	-	-	(38,648)
Net loss	-	-	-	-	(298,217)	(298,217)
Balance, February 28, 1994	**7,907,393**	**5,267,136**	-	-	**(1,068,345)**	**4,198,791**
Issuance of common shares for cash	1,184,700	1,857,250	-	-	-	1,857,250
Issuance of common shares for mineral properties	10,000	29,250	-	-	-	29,250
Issuance of common shares for finders fee	3,000	10,050	-	-	-	10,050
Issuance of common shares for flow-through private placement	25,000	75,000	-	-	-	75,000
Net loss	-	-	-	-	(344,462)	(344,462)
Balance, February 28, 1995	**9,130,093**	**7,238,686**	-	-	**(1,412,807)**	**5,825,879**
Issuance of common shares for cash	527,825	1,387,598	-	-	-	1,387,598
Issuance of common shares for mineral properties	4,635	28,773	-	-	-	28,773
Issuance of common shares for finders fee	28,150	105,563	-	-	-	105,563
Issuance of common shares for flow-through private placement	25,000	75,000	-	-	-	75,000
Issuance of special warrants	-	-	3,192,967			3,192,967
Net loss	-	-	-	-	(651,252)	(651,252)
Balance, February 29, 1996	**9,715,703**	**8,835,620**	**3,192,967**	-	**(2,064,059)**	**9,964,528**
Issuance of common shares on conversion of special warrants	1,100,000	3,192,967	(3,192,967)	-	-	-
Issuance of common shares for cash	178,300	601,665	-	-	-	601,665
Issuance of common shares for mineral properties	2,280	13,715	-	-	-	13,715
Issuance of common shares for finders fee	6,500	22,100	-	-	-	22,100
Net loss	-	-	-	-	(1,301,903)	(1,301,903)
Balance, February 28, 1997	**11,002,783**	**12,666,067**	-	-	**(3,365,962)**	**9,300,105**

See accompanying Notes to the Consolidated Financial Statements.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

(Canadian dollars)

From inception on June 13, 1988 to February 28, 2001	Common shares without par value		Share Subscriptions and Special Warrants	Additional paid-in capital	Deficit accumulated during the exploration stage	Total shareholders' equity
	Shares	Amount				
Balance carried forward February 28, 1997	**11,002,783**	**12,666,067**	**-**	**-**	**(3,365,962)**	**9,300,105**
Issuance of common shares for cash	75,000	90,000	-	-	-	90,000
Issuance of common shares for mineral property	16,028	50,000	-	-	-	50,000
Issuance of special warrants	-	-	3,252,834	-	-	3,252,834
Net loss	-	-	-	-	(1,332,424)	(1,332,424)
Balance, February 28, 1998	**11,093,811**	**12,806,067**	**3,252,834**	**-**	**(4,698,386)**	**11,360,515**
Issuance of common shares for cash	400,000	344,000	-	-	-	344,000
Issuance of common shares for mineral property	26,000	27,460	-	-	-	27,460
Issuance of common shares on conversion of Special warrants	3,187,410	3,252,834	(3,252,834)	-	-	-
Issuance of common shares for private placement	1,250,000	500,000	-	-	-	500,000
Share issue costs	-	(40,818)	(1,230)	-	-	(42,048)
Subscriptions for shares not yet issued	-	-	133,525	-	-	133,525
Net loss	-	-	-	-	(1,470,657)	(1,470,657)
Balance, February 28, 1999	**15,957,221**	**16,889,543**	**132,295**	**-**	**(6,169,043)**	**10,852,795**
Issuance of common shares for cash	6,481,000	1,722,000	(133,525)			1,588,475
Issuance of common shares on exercise of stock options	182,500	41,975	-	-	-	41,975
Exercise of share purchase warrants	2,906,400	726,600	-	-	-	726,600
Issuance of common shares for acquisition of non-controlling interest	93,000	69,750	-	-	-	69,750
Share issue costs	-	(178,627)	1,230	-	-	(177,397)
Net loss	-	-	-	-	(559,459)	(559,459)
Balance, February 29, 2000	**25,620,121**	**19,271,241**	**-**	**-**	**(6,728,502)**	**12,542,739**
Issuance of common shares for cash	3,100,000	1,085,000	-	-	-	1,085,000
Issuance of common shares on exercise of stock options	480,000	112,000	-	-	-	112,000
Exercise of share purchase warrants	1,051,500	399,275	-	-	-	399,275
Share issue costs	-	(150,072)	-	-	-	(150,072)
Subscriptions for shares not yet issued	-	-	770,000	-	-	770,000
Stock based compensation	-	-	-	77,032	-	77,032
Net loss	-	-	-	-	(550,856)	(550,856)
Balance, February 28, 2001	**30,251,621**	**20,717,444**	**770,000**	**77,032**	**(7,279,358)**	**14,285,118**
Issuance of common shares for cash	5,390,000	2,153,602	(770,000)	-		1,383,602
Issuance of common shares on exercise of stock options	1,425,000	385,500	-	-		385,500
Exercise of share purchase warrants	700,000	280,000	-	-		280,000
Share issue costs	-	(166,075)	-	-		(166,075)
Subscriptions for shares not yet issued	-	-	236,280	-	-	236,280
Warrants valued on issue of promissory notes (Note 8)				140,000		140,000
Stock based compensation	-	-	-	60,343		60,343
Net loss	-	-	-	-	(593,050)	(593,050)
Balance, February 28, 2002	**37,766,621**	**$ 23,370,471**	**$ 236,280**	**$ 277,375**	**$ (7,872,408)**	**$ 16,011,718**

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian dollars)

	Cumulative from inception on June 13, 1988 to February 28, 2002	For the years ended February 28, 2002	February 28, 2001	February 29, 2000
OPERATING ACTIVITIES				
Net loss for the period	$ (7,872,408)	$ (593,050)	$ (550,856)	$ (559,459)
Items not involving cash				
Depreciation	371,503	61,319	45,941	35,756
Financing costs (Note 8)	2,258	2,258	-	-
Other (income) expense	(296,795)	(2,022)	3,275	667
Write-down of mineral properties	3,103,350	-	99,513	186,580
Non-controlling interest	(34,314)	-	-	-
Finder's fee settled by issuance of shares	22,100	-	-	-
Change in non-cash operating working capital items (Note 14)	287,201	56,940	108,534	28,044
	(4,417,105)	(474,555)	(293,593)	(308,412)
FINANCING ACTIVITIES				
Lease obligation	12,980	(7,134)	20,114	-
Share capital and special warrants issued for cash	23,607,317	2,975,382	1,676,275	2,357,050
Share and special warrant issue expenses	(777,069)	(166,075)	(150,072)	(177,397)
Share capital issued by subsidiary	112,500	-	-	-
Promissory notes	800,000	800,000	-	-
	23,755,728	3,602,173	1,546,317	2,179,653
INVESTING ACTIVITIES				
Mineral property expenditures, net of payables	(17,867,209)	(2,226,049)	(1,582,112)	(1,147,544)
Option to purchase beneficiation plant	(1,185,057)	(1,185,057)	-	-
Purchase of capital assets	(734,958)	(85,851)	(111,627)	(24,521)
Reclamation deposits	-	6,397	(628)	3,650
Proceeds on sale of investments	374,459	-	-	-
Proceeds on sale of capital assets	79,309	8,000	-	-
Acquisition of subsidiary	145,757	-	-	-
Acquisition of investments	(113,847)	-	(2,072)	-
	(19,301,546)	(3,482,560)	(1,696,439)	(1,168,415)
NET CASH INFLOW (OUTFLOW)	37,077	(354,942)	(443,715)	702,826
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	-	392,019	835,734	132,908
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 37,077	$ 37,077	$ 392,019	$ 835,734

See accompanying Notes to the Consolidated Financial Statements.

(Canadian dollars) **Page 2 of 2**

Supplemental Disclosure of Non-Cash Investing and Financing Activities

The following transactions are not reflected in the consolidated statement of cash flows:

(a) *During the year ended February 28, 2002:*

(i) 690,000 stock options valued at $60,343 were granted to consultants and were capitalized to mineral properties (Note 10 (a)(iii)).

(ii) 1,333,333 warrants valued at $140,000 were issued as part of the promissory note issued on February 5, 2002 (Note 8).

(b) *During the year ended February 28, 2001:*

(i) $690,000 in cash was held in trust for subscriptions of 1,725,000 in common shares of the Company.

(ii) 435,000 stock options valued at $77,032 were granted to consultants as compensation and were capitalized to mineral properties (Note 10 (a) (iii)).

(c) *During the year ended February 29, 2000:*

(i) 93,000 common shares were issued at a deemed value of $0.75 per share in respect of the acquisition of the remaining 17.7% of Coronation Mines Limited.

1. NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves which are economically recoverable.

The financial statements of the Company have been prepared based on the Company being a going concern. The going concern basis of accounting assumes the Company will be able to realize its assets and settle its liabilities in the normal course of business. The Company has a history of losses, has a working capital deficiency of $2,085,609 and has no operating cash flow. Subsequent to the year end and as disclosed in Note 18, the Company has successfully completed financings totalling $3,080,780, has replaced the promissory notes with five year debentures in the amount of $800,000 and has settled accounts payable of $307,678 by issuing 1,211,675 common shares.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in these circumstances conform in all material respects with United States generally accepted accounting principles ("US GAAP"), except as described in Note 17.

(a) *Basis of consolidation*

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Formation Capital Corporation U.S., a Nevada corporation, Coronation Mines Ltd. ("Coronation"), a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company. All inter-company transactions and balances have been eliminated.

(b) *Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

(c) *Cash and short-term deposits*

Cash and short-term deposits consists of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(d) *Investments*

Investments are carried at the lower of cost or quoted market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Reclamation costs

Ongoing reclamation costs are charged to earnings in the period that they are reasonably determinable.

(f) Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated discounted future cash flows, to determine whether there is any indication of impairment. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - ("AcG 11"). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP.

AcG 11 will require that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000.

The Company is aware that there are two alternative views of how AcG 11 affects mining companies with respect to the deferral of exploration costs. CICA Handbook Section 3061 "Property, Plant and Equipment" states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. The Company considers that exploration costs have the characteristics of property, plant and equipment, and defers such costs accordingly. Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions such as those discussed in AcG 11 exist.

Under the alternative view, there would be a regular assessment of deferred exploration costs. Assessment of the probability of recoverability of deferred exploration costs from future operations would require the preparation of a projection based on objective evidence of economic reserves, such as a feasibility study. The stage of the Company's operations is such that like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration costs under the alternative view.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Mineral properties (continued)

Under the interpretation followed by the Company, the guideline will not have a significant impact on its financial statements. However, should the alternative interpretation be determined by the accounting profession to be appropriate, all deferred exploration costs would be written off as of the beginning of the year. This write-off would be treated as a change in accounting policy. The result would be a reduction of mineral assets of $16,481,676 and an increase in deficit of $16,481,676. The future income tax assets that would arise on such a write-off would have a 100% valuation allowance.

The Company believes the accounting profession is currently evaluating this issue to determine the appropriate interpretation of AcG 11 and CICA Handbook Section 3061.

AcG 11 also provides guidance on measuring impairment of deferred pre-operating costs. While this guidance is applicable, the Company does not believe its application results in impairment.

(g) Capital assets

Capital assets are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5% per annum for buildings and 30% per annum on all other capital assets.

(h) Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

(i) Stock-based compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

Pro forma net loss and pro forma loss per share are disclosed in Note 10 (a)(iv) as if the fair value based method of accounting had been used. This disclosure-only provision of the new standard in Section 3780, *Stock-based compensation and other stock-based payments*, of the Canadian Institute of Chartered Accountants Handbook that is to be applied prospectively was adopted January 1, 2002. Other requirements of this section have already been adopted by the Company.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the options at the date of the grant using an option-pricing model.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) *Loss per share*

In 2001, the Company adopted the new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants with respect to loss per share. This new policy has been applied retroactively and the adoption of this policy has no material effect on the Company's financial statements.

(k) *Foreign currency translation*

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are also translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

(l) *Comparative figures*

Certain of the prior year's figures have been reclassified to conform to the current period's presentation.

3. INVESTMENTS

The investments represent shares in publicly-traded companies which are carried at the lower of cost and quoted market value. As at February 28, 2002, the quoted market value was $9,353 (February 28, 2001 - $9,394).

4. OPTION TO PURCHASE BENEFICIATION PLANT

The Company entered into an option and sale agreement to option/purchase certain refining facilities and property located in Big Creek, Idaho. The original consideration was determined as US$1,575,000 payable in instalments by March 31, 2003.

Subsequent to the year ended February 28, 2002, the agreement was amended and the total consideration was determined at US$1,275,000 payable within the next year. As of February 28, 2002, the Company had paid US$600,000 (a payment of US$75,000 was made subsequent to February 28, 2002).

Current carrying cost:

Option payments (US$600,000)	$	960,000
Deferred costs of acquisition		225,057
	$	1,185,057

5. MINERAL PROPERTIES

Mineral properties consist of:

		February 28, 2002		February 28, 2001
Idaho Cobalt Belt				
Idaho Cobalt Project (See Schedule)	$	11,739,919	$	8,471,842
Black Pine		3,165,872		3,151,624
Badger Basin		94,249		93,015
		15,000,040		11,716,481
Other Projects				
Morning Glory/Wallace Creek		361,066		352,851
Los Cocos		776,297		772,362
El Milagro		186,680		155,947
Flin Flon		65,645		63,996
Queen of the Hills		16,823		14,467
Compass/Kernaghan		2,268		1,418
Virgin River		7,920		4,737
Other		64,937		64,280
		1,481,636		1,430,058
	$	16,481,676	$	13,146,539

(a) *Idaho Cobalt Belt*

(i) *Idaho Cobalt Project*

The Company has a lease option agreement, with a company controlled by a director, whereby the Company can earn a 100% interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim.

(ii) *Black Pine*

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho which requires annual advance royalty payments of US$20,000 until the year 2001, US$100,000 in 2002 and US$20,000 thereafter to 2006. During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85 per pound, US$10,000 if the average price of copper trades between US$0.85 to $0.89 per pound and US$20,000 if the average price of copper trades above US$0.90 per pound. In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty ("NSR") of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments). There have been no payments due since the amended agreement was concluded.

5. MINERAL PROPERTIES (Continued)

(a) Idaho Cobalt Belt (continued)

(iii) Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b) Other Projects

(i) Morning Glory/Wallace Creek

a) Morning Glory

The Company has a 100% interest in certain mineral claims located in the Lemhi, County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$3,000 to annual payments based on the price of gold ranging from no payments to US$3,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. A total of US$32,400 has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 which includes the advance annual minimum royalty payments.

b) Wallace Creek

The Company has a 100% interest in certain mineral claims located in the Lemhi County, Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

The Company had a letter of intent agreement whereby the optionee could have earned a 60% undivided interest in the Morning Glory/Wallace Creek property. During the year ended February 28, 2001, the agreement was terminated by the optionee.

(ii) Los Cocos

The Company can earn a 100% interest in certain mineral claims in the Xichu District, Mexico, by paying all staking, recording and out-of-pocket expenses along with the equivalent of US$20,000 in capital stock (minimum 5,000 shares/maximum 10,000 shares). The property shall be subject to a 5% NSR redeemable at $750,000 per percentage point down to a 2% NSR.

5. MINERAL PROPERTIES (Continued)

(b) Other Projects (continued)

(iii) El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000). As at February 28, 2001, a total of 500,000 pesos has been paid. During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos over three years. As at February 28, 2002, a total of 700,000 pesos has been paid.

(iv) Flin Flon

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.

(v) Queen of the Hills

The Company holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho. During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to annual payments based on the price of gold ranging from no payments to US$1,400. A total of US $19,600 has been paid to date. To exercise the option, the Company must pay a total purchase price of US $1,000,000 including the advance annual minimum royalty payments.

In addition, the Company has renewed an option agreement with a third party whereby the optionee can earn a 51% interest in the mineral claims by meeting the obligations under the lease and incurring US $150,000 on exploration and development over a three-year period, effective January 1, 2001.

(vi) Compass/Kernaghan

a) Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold. The optionee has the right to purchase one-half of the Company's net smelter returns royalty for $1,000,000.

5. MINERAL PROPERTIES (Continued)

(b) Other Projects (continued)

(vi) Compass/Kernaghan (continued)

b) Kernaghan Lake

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totalling $1,000,000 (deemed completed).

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest. The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

(vii) Virgin River

During the year ended February 28, 1999, the Company entered into a joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

(viii) Other

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan, Manitoba and Mexico.

6. CAPITAL ASSETS

	February 28, 2002			February 28, 2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land and building	$ 170,542	$ 30,696	$ 139,846	$ 140,113
Office furniture, fixtures and equipment	348,990	248,252	100,738	97,439
Vehicles	98,661	41,353	57,308	40,668
	$ 618,193	$ 320,301	$ 297,892	$ 278,220

7. CAPITAL LEASE OBLIGATION

Included in capital assets is a vehicle that the Company has acquired pursuant to a three-year lease agreement terminating on September 22, 2003. The rate of interest in terms of the lease agreement is 10.75%. Future minimum lease payments are as follows:

2003	$	8,952
2004		5,222
Total minimum lease payments		14,174
Less: interest portion		(1,194)
Present value of capital lease obligation		12,980
Current portion		(7,940)
Non-current portion	$	5,040

The net book value of the vehicle at February 28, 2002 is $21,479 (2001 - $32,496).

8. PROMISSORY NOTES

	February 28, 2002	February 28, 2001
Promissory notes issued on December 14, 2001, $400,000, and February 5, 2002, $400,000, bear interest at 7.5% per annum, are secured by a general security agreement over the assets of the Company and are due on March 29, 2002 (Note 18 (b)).	$ 808,055	$ -

The promissory note issued on February 5, 2002 was financed with warrants to purchase 1,333,333 common shares of the Company at $0.30 per share for five years and additional security provided by the U.S. subsidiary in the form of a guarantee (Note 10 (b)(i)).

The warrants were valued at $140,000 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company's share price of 73% and a weighted-average risk free rate of 4.45%.

The value attributed to the warrants has been recorded as additional paid-in capital with an offsetting amount being recorded as a deferred financing cost. The deferred financing cost will be amortized into operations on a straight-line basis over the term of the debt (2002 - $2,258) (See Note 18 (b)).

9. FUTURE INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 28, 2002	February 28, 2001	February 29, 2000
Statutory tax rate	40%	45%	45%
Recovery of income taxes computed at standard rates	$ 237,000	$ 248,000	$ 252,000
Effect of lower tax rates of foreign jurisdictions	(1,000)	(9,000)	(3,000)
Tax losses not recognized in the period that the benefit arose	(236,000)	(239,000)	(249,000)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities are as follows:

	February 28, 2002	February 28, 2001
Future income tax asset		
Operating loss carry forwards	$ 9,338,550	$ 7,560,042
Less: Valuation allowances	(2,603,701)	(2,578,447)
	6,734,849	4,981,595
Future income tax liability		
Accumulated cost base differences on assets	(6,734,849)	(4,981,595)
	$ -	$ -

At February 28, 2002, the Company had the following loss carry-forwards available to reduce future income taxes otherwise payable:

Country	Amount	Expiry
United States	$ 18,355,000	2004 - 2022
Canada	4,005,000	2002 - 2009
Mexico	1,691,000	2006 - 2012

10. SHARE CAPITAL

(a) *Stock options*

(i) As at February 28, 2002, outstanding stock options were as follows:

Number of Shares		Exercise Price	Expiry Date
400,000	$	0.25	February 26, 2003
1,280,000	$	0.25	April 11, 2003
95,000	$	0.25	June 1, 2003
265,000	$	0.35	September 18, 2003
50,000	$	0.35	November 15, 2003
225,000	$	0.25	February 26, 2004
775,000	$	0.31	June 27, 2004
1,547,500	$	0.25	February 26, 2005
4,637,500	$	0.27	

(ii) As at February 28, 2002, outstanding exercisable stock options were as follows:

	February 28, 2002		Weighted Average Exercise Price	February 28, 2001		Weighted Average Exercise Price	February 29, 2000		Weighted Average Exercise Price
Balance outstanding, beginning of year	3,265,000	$	0.27	2,300,000	$	0.33	2,262,500	$	0.91
Activity during the year									
Options granted	3,112,500		0.27	1,770,000		0.27	2,095,000		0.28
Options exercised	(1,425,000)		0.27	(480,000)		0.23	(182,500)		0.23
Options cancelled/ expired	(315,000)		0.33	(325,000)		0.70	(1,875,000)		0.78
Balance outstanding, end of year	4,637,500	$	0.27	3,265,000	$	0.27	2,300,000	$	0.33

(iii) During the year ended February 28, 2002, 690,000 (2001 – 435,000) stock options were issued to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $60,343 (2001 - $77,032) were capitalized to mineral properties. This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 66% (2001 – 91%) and a weighted average risk free rate of 4.12% (2001 - 5.85%).

10. SHARE CAPITAL (Continued)

(a) *Stock options (continued)*

(iv) When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value based method of accounting for awards granted on or after January 1, 2002, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		Year ended February 28, 2002
Net loss		
As reported	$	(593,050)
Pro forma	$	(780,827)
Basic and fully diluted loss per share		
As reported	$	(0.02)
Pro forma	$	(0.02)

The fair value of each option grant is estimated on the date of grant using an option-pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 60% (2001 - 91%; 2000 - 109%) and an annual risk free interest rate of 4.89% (2001 - 5.85%; 2000 - 5.53%).

(b) *Warrants*

(i) Warrants outstanding at February 28, 2002 were as follows:

Number of Warrants		Exercise Price	Expiry Date
2,190,000	$	0.60	March 12, 2002
1,787,000	$	0.50	March 22, 2003
634,500	$	0.50	July 6, 2003
500,000	$	0.50	September 25, 2003
1,333,333	$	0.30	February 5, 2007
6,444,833	$	0.49	

10. SHARE CAPITAL (Continued)

(b) Warrants (continued)

(ii) The changes in warrants during the three previous years were as follows:

	February 28, 2002	Weighted Average Exercise Price	February 28, 2001	Weighted Average Exercise Price	February 29, 2000	Weighted Average Exercise Price
Balance outstanding, beginning of year	5,126,500	$ 0.52	5,008,600	$ 0.40	2,879,760	$ 0.86
Activity during the year						
Warrants issued	4,254,833	0.44	3,100,000	0.54	6,665,000	0.29
Warrants exercised	(700,000)	0.40	(1,051,500)	0.38	(2,906,400)	0.25
Warrants expired/ cancelled	(2,236,500)	0.49	(1,930,600)	0.47	(1,629,760)	1.21
Balance outstanding, end of year	6,444,833	$ 0.49	5,126,500	$ 0.52	5,008,600	$ 0.40

During the year ended February 28, 2001, 2,026,500 warrants with an expiry date of December 17, 2000 were extended by six months to June 17, 2001 and were repriced from $0.35 per share to $0.50 per share. This change in pricing is reflected in the weighted average exercise price at year end.

During the year ended February 28, 2002, 2,190,000 warrants with an expiry date of September 12, 2001 were extended by three months to December 12, 2001 at the same price of $0.40 per share, and thereafter at a price of $0.60 per share until March 12, 2002. This change in pricing is reflected in the weighted-average exercise price at year-end.

11. OTHER INCOME (EXPENSE)

	Cumulative from inception to February 28, 2002	February 28, 2002	February 28, 2001	February 29, 2000
Gain on deemed disposition	$ 67,046	$ -	$ -	$ -
Gain on sale of capital assets	13,747	3,140	-	-
Gain on sale of investments	268,636	-	-	-
Write-down of investments	(52,634)	(1,118)	(3,275)	(667)
Interest	617,927	22,905	42,418	30,113
	$ 914,722	$ 24,927	$ 39,143	$ 29,446

12. SEGMENTED INFORMATION

The Company's non-current assets by geographic location are as follows:

	February 28, 2002	February 28, 2001
Canada	$ 326,298	$ 159,261
United States	16,809,068	12,338,138
Mexico	967,001	933,757
	$ 18,102,367	$ 13,431,156

13. RELATED PARTY TRANSACTIONS

(a) During the year ended February 28, 2002, the Company incurred:

(i) administration fees of $86,940 (2001 - $75,600; 2000 - $52,500) to a director and financial services fees of $64,860 (2001 - $56,400; 2000 - $47,800) to an officer; and

(ii) mineral property expenditures, including consulting fees, of $164,197 (2001 - $132,803; 2000 - $118,920) to directors.

(b) As at February 28, 2002, accounts payable include $5,549 (2001 - $Nil; 2000 - $1,068) due to directors and officers.

14. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Cumulative from inception to February 28, 2002	February 28, 2002	February 28, 2001	February 29, 2000
Accounts receivable	$ (17,515)	$ (906)	$ 27,970	$ (16,753)
Prepaid expenses	-	6,490	(6,490)	10,596
Accounts payable and accrued liabilities, relating to operating items	304,716	51,356	87,054	34,201
	$ 287,201	$ 56,940	$ 108,534	$ 28,044

15. FINANCIAL INSTRUMENTS

(a) *Fair value*

The Company's financial instruments include cash and short-term deposits, cash held in trust, investments, accounts receivable, accounts payable and accrued liabilities and lease obligations. The carrying value of these financial instruments approximates fair value except for the investments whose fair value is disclosed in Note 3.

15. FINANCIAL INSTRUMENTS (Continued)

(b) *Financial risk*

Financial risk is risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

16. COMMITMENTS AND CONTINGENCIES

(a) The Company has certain obligations with respect to mineral property expenditures (Note 5).

(b) The Company leases premises and office equipment under operating leases which expire during the year ended February 28, 2003. The aggregate minimum future lease payments over the next year is $15,279.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP. The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized as follows:

Consolidated Balance Sheets

	February 28, 2002	February 28, 2001
Total assets under Canadian GAAP	$ 18,160,159	$ 14,540,592
Decrease in mineral properties (a)	(16,481,676)	(13,146,539)
Total assets under US GAAP	$ 1,678,483	$ 1,394,053
Total liabilities under Canadian and US GAAP	$ 2,148,441	$ 255,474
Shareholders' equity under Canadian GAAP	16,011,718	14,285,118
Cumulative mineral property adjustments (a)	(16,481,676)	(13,146,539)
Shareholders' equity under US GAAP	(469,958)	1,138,579
Total liabilities and shareholders' equity under US GAAP	$ 1,678,483	$ 1,394,053

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations and Deficit

	Cumulative from inception on June 13, 1988 to February 28, 2002	February 28, 2002	February 28, 2001	February 29, 2000
Net loss under Canadian GAAP	$ (7,872,408)	$ (593,050)	$ (550,856)	$ (559,459)
Mineral property costs (a)	(16,481,676)	(3,335,137)	(1,559,631)	(1,019,574)
Stock-based compensation (c)	(1,157,026)	-	-	(126,032)
Write-down of investments (b)	52,634	1,118	3,275	667
Net loss under US GAAP	$ (25,458,476)	$ (3,927,069)	$ (2,107,212)	$ (1,704,398)
Basic and fully diluted loss per share under US GAAP		$ (0.11)	$ (0.08)	$ (0.08)

Consolidated Statement of Cash Flows

	Cumulative from Inception on June 13, 1988 to February 28, 2002	February 28, 2002	February 28, 2001	February 29, 2000
OPERATING ACTIVITIES				
Operating activities under Canadian GAAP	$ (4,417,105)	$ (474,555)	$ (293,593)	$ (308,412)
Mineral property costs, net of payables (a)	(17,867,209)	(2,226,049)	(1,582,112)	(1,147,544)
Operating activities under US GAAP	$ (22,284,314)	$ (2,700,604)	$ (1,875,705)	$ (1,455,956)
FINANCING ACTIVITIES				
Financing activities under Canadian and US GAAP	$ 23,755,728	$ 3,602,173	$ 1,546,317	$ 2,179,653
INVESTING ACTIVITIES				
Investing activities under Canadian GAAP	$ (19,301,546)	$ (3,482,560)	$ (1,696,532)	$ (1,168,415)
Mineral property costs, net of payables (a)	17,867,209	2,226,049	1,559,631	1,019,574
Investing activities under US GAAP	$ (1,434,337)	$ (1,256,511)	$ (136,901)	$ (148,841)

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a) *Mineral property costs*

Canadian GAAP allows acquisition and exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP these expenditures on mining properties can only be deferred subsequent to the establishment of mining reserves. The Company will commence deferring these expenditures subsequent to the completion of a bankable feasibility study.

(b) *Investments*

Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, classifies investments into three categories based on management's intentions and anticipated maturity dates of the investments. Under these three categories, the Company's investments would be categorized as available for sale securities. Accordingly, the investments would be carried at the quoted market value (Note 3) and the unrealized gains would be shown as a separate component of shareholders' equity (Note 17(f)).

(c) *Accounting for stock-based compensation*

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion ("APB NO.") No. 25, *Accounting for Stock Issued to Employees*, using the intrinsic value based method whereby compensation costs are recorded for the excess, if any, of the quoted market price at the date stock options are granted over their exercise price. As at February 28, 2001 there were no compensation costs for any period under this method.

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the use of the fair value based method of accounting for stock options. Under this method, compensation costs are measured at the grant date based on the fair value of the options granted and are recognized over the vesting period. During the year ended February 28, 2001, the Company granted options to individuals other than employees and directors, the fair value of which under both Canadian GAAP and SFAS No. 123 of US GAAP must be recognized as a consulting expense (Note 10 (a) (iii)). For the years ended February 29, 2001 and February 28, 2000, Canadian GAAP did not require stock options granted to individuals other than employees or directors to be fair valued and therefore the options granted to individuals other than employees and directors were fair value under SFAS No. 123 and were recognized as a consulting expense. SFAS No. 123, however, allows the Company to continue to measure the compensation costs for stock options granted to employees and directors in accordance with APB No. 25. The Company has therefore adopted the disclosure-only provisions of SFAS No. 123.

As of January 1, 2002, the Company adopted the standard in Section 3870, *Stock-based Compensation and other Stock-Based Payments*, of the Canadian Institute of Chartered Accountants Handbook to be applied prospectively. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for awards of stock. Awards that a company has the ability to settle in stock are recorded as equity. For stock options granted to employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro forma net income and pro forma earnings per share are disclosed in Note 10 (a)(iv) as if the fair value based method of accounting had been used.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) Accounting for stock-based compensation (continued)

The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted SFAS No. 123 for all stock options issued to employees and directors.

	Cumulative from inception on June 13, 1988 to February 28, 2002	February 28, 2002	February 28, 2001	February 29, 2000
Net loss for the period US GAAP	$ (25,458,476)	$ (3,927,069)	$ (2,107,212)	$ (1,704,398)
Additional stock-based compensation costs	(791,084)	(277,024)	(232,994)	(246,984)
Pro forma net loss	$ (26,249,560)	$ (4,204,093)	$ (2,340,206)	$ (1,951,382)
Pro forma basic and fully diluted loss per share		$ (0.12)	$ (0.08)	$ (0.09)

Using the fair value method for stock-based compensation, additional costs of approximately $277,024, $232,994 and $246,984 would have been recorded for the periods ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively. This amount has been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 60% (2001 - 91%; 2000 - 109%) and an annual risk free interest rate of 4.89% (2001 - 5.85%; 2000 - 5.53%).

(d) Warrants

Under US GAAP, warrants issued in conjunction with common shares are valued using an option pricing model and disclosed as a separate item in shareholders' equity. Although the Company issued such warrants, as each component would be included in shareholders' equity, there is no net effect on shareholders' equity under US GAAP for each period reported. Further, under US GAAP, any alteration to the original terms of the warrants triggers a revaluation of the amount ascribed to the warrants based on the new terms. The additional value would be reported as a component of shareholders' equity.

Under Canadian GAAP, no separate distinction in shareholders' equity is made for warrants issued in conjunction with common shares.

(e) Foreign exchange

Under US GAAP, assets and liabilities of subsidiaries not reporting in the parent Company's functional currency are translated into Canadian dollars at rates of exchange prevailing at each balance sheet date. Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations. Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders' equity. The Company's foreign exchange differences between Canadian and US GAAP are not material.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f) *Comprehensive income*

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, *Reporting Comprehensive Income*, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.

	February 28, 2002	February 28, 2001	February 29, 2000
Net loss under US GAAP	$ (3,927,069)	$ (2,107,212)	$ (1,704,398)
Other comprehensive income:			
Unrealized gain (loss) on investments	(41)	(5,665)	4,868
Comprehensive net loss under US GAAP	$ (3,927,110)	$ (2,112,877)	$ (1,699,530)
Basic and fully diluted loss per share	$ (0.11)	$ (0.08)	$ (0.08)

(g) *Accounting for Derivative Instruments and Hedging Activities*

In June 1998 the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which standardizes the accounting for derivative instruments. SFAS No. 133 was effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company does not engage in hedging activities or invest in derivative instruments; therefore, adoption of SFAS No. 133 had no significant financial impact on its financial position or results of operations.

(h) *Flow-through shares*

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

At the time of issue the funds received are recorded as share capital. Once the qualifying expenditures are made, the carrying values of both the mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company's effective tax rate.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h) Flow-through shares (continued)

Under current Canadian GAAP as with US GAAP, future income taxes are based on a balance sheet approach which requires recognition of a deferred tax liability on the balance sheet. In addition, Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue. Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and short term deposits for purposes of classification on the balance sheet and statement of cash flows. Adequate disclosure of the commitment to incur qualifying expenditures and to renounce the related tax deductions is required under Canadian GAAP.

US GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet is recognized. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP.

The effect of the adjustments which would have been made under US GAAP related to the flow-through shares issued since inception of the Company would be to decrease share capital by $11,196 and to decrease deficit by $11,196 resulting in no effect on share capital.

(i) Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 141 and No. 142, *Business Combinations* and *Goodwill and Other Intangible Assets*. SFAS No. 141 replaces APB No. 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only process. Under SFAS No. 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS No. 141 and SFAS No. 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS No. 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS No. 141 will be reclassified to goodwill. Companies are required to adopt SFAS No. 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt SFAS No. 141 and 142 on a prospective basis as of January 1, 2002. The affect of applying SFAS No. 141 or SFAS No. 142 on the Company's consolidated financial position or results of operations is not determinable at this time.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(i) *Recent accounting pronouncements (continued)*

Companies are required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has determined that the application of SFAS No. 143 will not have a material effect on its consolidated financial position or results of operations.
In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets*. SFAS No. 144 replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*. The FASB issued SFAS No. 144 to establish a single accounting model, based on the framework established in SFAS No. 121, as SFAS No. 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB No. 30, *Reporting the results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. SFAS No. 144 also resolves significant implementation issues related to SFAS No. 121. Companies are required to adopt SFAS No. 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS No. 144 as of January 1, 2002.

18. SUBSEQUENT EVENTS

(a) Subsequent to February 28, 2002, the Company issued 945,120 units for gross proceeds, on a first tranche sale of $236,280. Each unit consists of one share of the Company and one non-transferable common share purchase warrant. Each share purchase warrant entitles the holder to acquire one share of the Company at $0.30 per share until March 22, 2004.

The Company issued 2,000,000 units for gross proceeds of $500,000 on the second tranche sale. Each unit consists of one share of the Company and one non-transferable common share purchase warrant. Each share purchase warrant entitles the holder to acquire one share of the Company at $0.30 per share until April 12, 2004.

The Company issued 5,300,000 units for gross proceeds of $1,325,000 on the third tranche sale. Each unit consists of one share of the Company and one non-transferable common share purchase warrant. Each share purchase warrant entitles the holder to acquire one share of the Company at $0.30 per share until June 21, 2004. The Company also paid a fee comprised of $99,375 cash payment and 530,000 Broker warrants having the same terms and conditions as above.

The Company issued 4,078,000 units for gross proceeds of $1,019,500 on the fourth tranche sale. Each unit consists of one share of the Company and one non-transferable common share purchase warrant. Each share purchase warrant entitles the holder to acquire one share of the Company at $0.30 per share until June 25, 2004. The Company also paid a fee comprised of an $8,500 cash payment and 80,000 Broker warrants having the same terms and conditions as above.

(b) On April 3, 2002, the Company closed a private placement of a unit consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years. A fee comprised of a $60,000 debenture and 519,980 warrants, exercisable on the same terms as the other private placement warrants, was paid to Clubb Capital Ltd. Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled (Note 8).

(c) The Company issued 1,211,675 common shares for deemed proceeds of $307,678 on the settlement of certain accounts payable.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Schedule of Expenditures for Idaho Cobalt Project

Idaho Cobalt Project	February 28, 2002	February 28, 2001
Mineral property costs	$ 37,505	$ 71,714
Drilling	89,815	68,659
Field supplies and expenses	10,387	70,441
Engineering and consulting	445,221	339,913
Permitting	359,981	267,742
Geochemical and metallurgical	166,234	307,575
Communications	68,331	28,540
Automobile	5,843	8,441
General property expenses	46,241	54,584
Insurance	15,341	10,969
Reclamation	1,644	2,558
Base line studies	1,144,722	329,219
EIS contract and supervision	876,812	-
	3,268,077	1,560,355
EXPENDITURES, BEGINNING OF YEAR	8,471,842	6,911,487
EXPENDITURES, END OF YEAR	$ 11,739,919	$ 8,471,842

DIRECTORS AND OFFICERS

Mari-Ann I. Green, B.A.
Chairman & C.E.O.
Director

J. Scott Bending, B.Sc., P.Geo.
President
Director

J. Paul Farquharson, B.B.A.
Chief Financial Officer
Corporate Secretary

W. G. (Bill) Scales, B.Sc.
Director
President, Formation Capital Corp. U.S.

James B. Engdahl
Director

Robert J. Quinn, B.S., J.D.,
Director

Robert G. Metka, B.Sc., Eng., M.B.A.
Director

David M. Stone, P.E., P.Eng.
Director

LEGAL COUNSEL

Lexas Law Group - Vancouver, BC
Cassels, Brock & Blackwell - Toronto, ON
Baird, Hanson and Quinn LLP - Boise, ID
Rios Zertuche, Rioseco Y Rodriguez, S.C. - SLP, Mex.

TRANSFER AGENT

Computershare Trust Company of Canada

BANKERS

Bank of Montreal - Canada
Wells Fargo Bank Northwest, N.A. - U.S.A..
Groupo Financiero Bancomer - Mexico

AUDITORS

Deloitte & Touche, Vancouver B.C., Canada

HEAD OFFICE

Suite 720 - 789 West Pender Street
Vancouver, BC, V6C 1H2, Canada
Phone: (604) 682-6229
Fax: (604) 682-6205
Email: inform@formcap.com
Website: www.formcap.com

IDAHO EXPLORATION OFFICE

812 Shoup Street
Salmon, ID, USA, 83467
Phone:(208) 756-4578
Fax:(208) 756-2573
Emai: informus@formcap.com

MEXICO EXPLORATION OFFICE

Minerra Terranova S.A. de C.V.
c/o Sr. Rodolfo Castilio Ramirez
Independencia No. 718-108, C.P. 76000
San Luis Potosi, S.L.P., MEXICO
Tel & Fax:(011) 52-48-12-5959

STOCK INFORMATION

Formation Capital Corporation is listed on the Toronto Stock Exchange and trades under the symbol: **FCO**

S.E.C. Excemption: 12g32b#82-2783
Common shares authorize :100,000,000
Common shares issued and
outstanding as at June 30, 2002: 51,301,416

The Annual General Meeting of Formation Capital Corporation will be held on Friday, August 23, 2002 at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia at 10 a.m. , PST.

For a more comprehensive overview of the Company, the reader is encouraged to visit our website at:

www.formcap.com

Poised to become America's sole integrated cobalt miner & chemical refiner

Formation

Formation Capital Corporation

Suite 720 - 789 West Pender Street
Vancouver, B.C. V6C 1H2
Tel: 604-682-6229
Fax: 604-682-6229
website: www.formcap.com